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Molly's Hatchet

Axe Throwing Bar

Tampa, FL
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Early Investor Bonus: The investment multiple is increased to 2× for the next $10,000 invested.
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THE PITCH
Molly's Hatchet is seeking investment to opportunity to expand into a new high traffic location.
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INVESTOR PERKS

Molly's Hatchet is offering perks to investors. You earn perks based on your total investment amount in this l

Investor Invest $500 or more to qualify. 10 of 10 remaining

25% off of all axe throwing bookings.

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OUR STORY

We first started our business in 2018, growing fantastically over our first year in operations, and quickly mov
Unfortunately, due to unfortunate circumstances, we lost our first location even though it was really success
continuing to grow our mobile ax-throwing business, and are opening in a new, great location!

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Previous

PRESS

Family Fun at Molly's Hatchet — Axe Throwing, Virtual Reality and Video Games

When the owners of Molly's Hatchet axe throwing venue in Zephyrhills tell folks they are a family destination "When people think of axe throwing, they assume our ...

Wanna throw an ax for fun in Pasco? Try Molly's Hatchet

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THE TEAM

Rebecca and Chris Murphy

Co-owners

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Build out $14,000

Operating capital $2,800

Payroll $2,000

Mainvest Compensation $1,200

Total $20,000

Financial Forecasts

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $225,000 | $260,000 | $278,200 | $292,110 | $300,870 |
| Cost of Goods Sold | $8,000 | $9,244 | $9,891 | $10,385 | $10,696 |
| Gross Profit | $217,000 | $250,756 | $268,309 | $281,725 | $290,174 |

EXPENSES

| | | | | | |
|---|---|---|---|---|---|
| Rent | $25,500 | $26,137 | $26,790 | $27,459 | $28,145 |
| Utilities | $3,180 | $3,259 | $3,340 | $3,423 | $3,508 |
| Salaries | $55,000 | $63,555 | $68,003 | $71,403 | $73,544 |
| Insurance | $6,000 | $6,150 | $6,303 | $6,460 | $6,621 |
| Repairs & Maintenance | $2,000 | $2,050 | $2,101 | $2,153 | $2,206 |
| Legal & Professional Fees | $3,000 | $3,075 | $3,151 | $3,229 | $3,309 |
| Operating Profit | $122,320 | $146,530 | $158,621 | $167,598 | $172,841 |

This information is provided by Molly's Hatchet. Mainvest never predicts or projects performance, and has n forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

Financial Condition

Historical milestones

Molly's Hatchet, LLC has been operating since Dec. 2018 and has since achieved the following milestones:

Opened location in Zephyrhills, Florida

Achieved revenue of $43,000 in 2019, which then grew to $60,566 in 2020. Achieved profit of $56,274 in 20

Historical financial performance is not necessarily predictive of future performance.

Subsequent events to historical financials

Since the latest available financial statements of Molly's Hatchet, LLC, we have had the following material ch

Increase in costs relating to wood/labor.

Purchased equipment for electronic laser target projection system.

No loans for used to purchase items but did receive PPP/SBA loan during COVID..

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Molly's Hatchet, LLC's fundraising. Howe
require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees y
a Note is not like that at all. The ability of Molly's Hatchet, LLC to make the payments you expect, and ultima
depends on a number of factors, including many beyond our control.

Limited Services

Molly's Hatchet, LLC operates with a very limited scope, offering only particular services to potential clients,
in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these c
additional risk.

a newly established entity and therefore has no operating history from which forecasts could be projected w

## Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 month that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your s to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these hold your investment for its full term.

## The Company Might Need More Capital

Molly's Hatchet, LLC might need to raise more capital in the future to fund/expand operations, buy property members, market its services, pay overhead and general administrative expenses, or a variety of other reaso additional capital will be available when needed, or that it will be available on terms that are not adverse to yo Hatchet, LLC is unable to obtain additional funding when needed, it could be forced to delay its business pla altogether.

## Changes in Economic Conditions Could Hurt Molly's Hatchet, LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, cha declining employment, changes in real estate values, changes in tax policy, changes in political conditions, a other factors are unpredictable and could negatively affect Molly's Hatchet, LLC's financial performance or a event Molly's Hatchet, LLC ceases operations due to the foregoing factors, it can not guarantee that it will b generate revenue in the future.

## No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Molly's subject to the same degree of regulation and scrutiny as if they were registered.

## Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly have been audited by an independent accounting firm). Although Title III does require extensive information, different decision if you had more information.

## Lack of Ongoing Information

Molly's Hatchet, LLC will be required to provide some information to investors for at least 12 months followin information is far more limited than the information that would be required of a publicly-reporting company; to stop providing annual information in certain circumstances.

Future Investors Might Have Superior Rights

If Molly's Hatchet, LLC needs more capital in the future and takes on additional debt or other sources of fina
rights superior to yours. For example, they might have the right to be paid before you are, to receive larger d
in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchang

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exc
rules about corporate governance that are intended to protect investors. For example, the major U.S. stock e
to have an audit committee made up entirely of independent members of the board of directors (i.e., directo
relationships with Molly's Hatchet, LLC or management), which is responsible for monitoring Molly's Hatche
Molly's Hatchet, LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Molly's Hatche
successful than your initial expectations.

You Do Have a Downside

Conversely, if Molly's Hatchet, LLC fails to generate enough revenue, you could lose some or all of your mon

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Molly's Hatchet, LLC, and the revenue of Molly's Hatch
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And bec
unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other ent

Subordination

The Notes shall be subordinated to all indebtedness of Molly's Hatchet, LLC to banks, commercial finance le
financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

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